Other Matters to be Disclosed

Items discussed at the “2006 1st Half Analyst Day” held on February 8, 2006.

1. 2006 shareholder profit return plan

a. plans to pay regular dividends in the amount of KRW 2,000 per share on March 31, 2006to record holders as of December 31, 2005.

b. unlike last year, the company will not be declaring interim cash dividends this year but it plans to buy back and cancel its shares in the amount of KRW 200 billion following the approval from the company’s board of directors.

2. 2006 management plan

a. Revenue: KRW 11.7 trillion

b. Operating profit: KRW 1.6 trillion

c. EBITDA: KRW 3.9 trillion

• EBITDA = operating profit + depreciation expenses

3. Future growth plan

a. Establish the company’s growth strategy and new areas of business based on the company’s understanding of market and technology that will follow the direction of the development in information telecommunication technology.

b. Provide WiBro and IP-Media services.

c. Provide total IT services such as Home Networking services, U-city,

Home/Business solutions.